Exhibit 21

SUBSIDIARIES OF MERIT MEDICAL SYSTEMS, INC.

Name	Jurisdiction of Incorporation/Organization
Merit Holdings, Inc.	Utah
Merit Sensor Systems, Inc.	Utah
Merit Medical International, Inc.	U.S. Virgin Islands
Merit Medical Services, L.P.	Utah
Merit Services, Inc.	Utah
Merit Medical Belgium B.V.B.A.	Belgium
Merit Medical France SAS	France
Merit Medical Germany GmbH	Germany
Merit Medical UK Limited	United Kingdom
Merit Medical Nederland B.V.	Netherlands
Merit Medical Ireland Limited	Ireland